Exhibit 99.1

Points International Releases Results of Annual Meeting

Toronto, Canada – May 7, 2015 – Points (TSX: PTS; NASDAQ: PCOM), a global leader in loyalty currency management, announced today that all resolutions put to the annual meeting of shareholders held on May 5, 2015 were passed on a show of hands. The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
Christopher Barnard	8,621,341	20,632
Michael Beckerman	8,160,746	481,227
Bernay Box	8,426,887	215,086
Douglas Carty	8,148,406	493,567
Bruce Croxon	7,953,768	688,205
Robert MacLean	8,621,425	20,548
John Thompson	7,450,868	1,191,105

As a vote for each motion was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

In addition, KPMG LLP was re-appointed as the auditors of the Company with 12,019,314 shares voted for and 22,405 shares withheld.

About Points

Points, publicly traded as Points International Ltd. (PTS.TO) (PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Contact:

Addo Communications
Laura Bainbridge, Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400